UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245,

Plaza Carso / Edificio Telcel,

Colonia Ampliación Granada,

Delegación Miguel Hidalgo,

11529, Mexico City,

México

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):  ☐

This Report on Form 6-K shall be deemed incorporated by reference into the Registrant’s

Registration Statement on Form F-3ASR (File No. 333-207092).

We have prepared this report to provide our investors with disclosure and preliminary financial information regarding recent developments in our business and results of operations for the year ended December 31, 2015.

The information in this report supplements information contained in our annual report on Form 20-F for the year ended December 31, 2014 (File No. 001-16269), filed with the U.S. Securities and Exchange Commission on May 1, 2015 (our “2014 Form 20-F”).

i

FORWARD-LOOKING STATEMENTS

Some of the information contained or incorporated by reference in this report may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although we have based these forward-looking statements on our expectations and projections about future events, it is possible that actual events may differ materially from our expectations. In many cases we include, together with the forward-looking statements themselves, a discussion of factors that may cause actual events to differ from our forward-looking statements. Examples of forward-looking statements include the following:

•	projections of our commercial, operating or financial performance, our financing, our capital structure or our other financial items or ratios;

•	statements of our plans, objectives or goals, including those relating to acquisitions, competition and rates;

•	statements concerning regulatory developments;

•	statements about our future economic performance or that of Mexico or other countries in which we operate;

•	statements about competitive developments in the telecommunications sector;

•	other descriptions of factors and trends affecting the telecommunications industry generally and our financial condition in particular; and

•	statements of assumptions underlying the statements described above.

We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Some of these factors are discussed under “Risk Factors” in our 2014 Form 20-F. They include economic and political conditions and government policies in the countries in which we operate, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. You should evaluate any statements made by us in light of these important factors.

Forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

AMÉRICA MÓVIL

We provide telecommunications services in 25 countries or territories. We are the leading telecommunications service provider in Latin America, ranking first in wireless, fixed-line, broadband and Pay TV services, based on the number of revenue generating units (“RGUs”). Our largest operations are in Mexico and Brazil, and we also have major wireless, fixed-line or Pay TV operations in 17 other countries in the Americas and seven countries in Central and Eastern Europe. As of December 31, 2015, we had 285.5 million wireless subscribers and 80.8 million fixed RGUs.

Country/Territory	Principal Businesses	Principal Brands
Mexico	Wireless, Fixed-line	Telcel, Telmex, Sección Amarilla
Argentina	Wireless, Fixed-line	Claro, Telmex
Austria	Wireless, Fixed-line	A1
Belarus	Wireless	velcom
Brazil	Wireless, Fixed-line, Pay TV	Claro, Embratel, NET
Bulgaria	Wireless, Fixed-line	Mobiltel
Chile	Wireless, Fixed-line	Claro, Telmex
Colombia	Wireless, Fixed-line, Pay TV	Claro, Telmex
Costa Rica	Wireless, Fixed-line, Pay TV	Claro
Croatia	Wireless, Fixed-line, Pay TV	Vipnet
Dominican Republic	Wireless, Fixed-line, Pay TV	Claro
Ecuador	Wireless, Fixed-line, Pay TV	Claro, Telmex
El Salvador	Wireless, Fixed-line, Pay TV	Claro
Guatemala	Wireless, Fixed-line, Pay TV	Claro
Honduras	Wireless, Fixed-line, Pay TV	Claro
Macedonia	Wireless, Fixed-line, Pay TV	Vip Operator
Nicaragua	Wireless, Fixed-line, Pay TV	Claro
Panama	Wireless, Pay TV	Claro
Paraguay	Wireless, Pay TV	Claro
Peru	Wireless, Fixed-line, Pay TV	Claro
Puerto Rico	Wireless, Fixed-line, Pay TV	Claro
Serbia	Wireless	Vip mobile
Slovenia	Wireless	Si.mobil
Uruguay	Wireless	Claro
United States	Wireless	TracFone, Straight Talk

The following table sets forth the number of our wireless subscribers and our fixed RGUs, which together make up our total RGUs in the countries where we operate. Fixed RGUs consist of fixed lines, broadband accesses and Pay TV units (which include subscribers to our Pay TV services and, separately, to certain other digital services). The table includes total wireless subscribers and fixed RGUs of all consolidated subsidiaries and affiliates, without adjusting where our equity interest is less than 100%. The table reflects the geographic segments we use in our consolidated financial statements and in particular: (i) Southern Cone includes Argentina, Chile, Paraguay and Uruguay; (ii) Andean Region includes Ecuador and Peru; (iii) Central America includes Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, (iv) Caribbean includes the Dominican Republic and Puerto Rico; and (v) Europe includes Austria, Belarus, Bulgaria, Croatia, Macedonia, Serbia and Slovenia.

	As of December 31,
	2014	2015
	(in thousands)
Wireless Subscribers:
Mexico	71,463	73,697
Brazil	71,107	65,978
Colombia	29,775	28,973
Southern Cone	27,754	29,186
Andean Region	24,270	20,743
Central America	13,973	15,317
United States	26,006	25,668
Caribbean	5,092	5,261
Europe	20,008	20,711

Total Wireless Subscribers	289,448	285,534

Fixed RGUs:
Mexico	22,250	21,735
Brazil	36,096	36,627
Colombia	5,307	5,801
Southern Cone	1,826	1,819
Andean Region	1,576	1,727
Central America	4,606	4,950
Caribbean	2,347	2,511
Europe	4,402	5,642

Total Fixed RGUs	78,410	80,812

Total RGUs	367,858	366,346

We operate under the Claro brand in all of our geographic segments, except in Mexico, the United States and Europe. Our principal operations are described below.

•	Mexico Wireless. Our subsidiary Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), which operates under the name Telcel, is the largest provider of wireless telecommunications services, based on the number of subscribers, on the fastest 3G and 4G LTE networks in Mexico.

•	Mexico Fixed. Our subsidiary Teléfonos de México, S.A.B. de C.V. (“Telmex”), which operates under the name Telmex, is the largest provider of fixed-voice and broadband services in Mexico, based on the number of fixed RGUs.

•	Brazil. Our subsidiary Claro S.A. provides wireless, fixed-line and Pay TV services under the brand names Claro, Embratel and NET. We are the largest provider of telecommunications services in Brazil based on the number of total RGUs.

•	Colombia. We provide integrated telecommunication services in Colombia, where we are the largest wireless service provider, based on the number of subscribers. We also provide fixed-line telecommunications and Pay TV services. We are the largest carrier of broadband and Pay TV services and the third largest carrier in fixed voice services in Colombia, in each case based on the number of fixed RGUs.

•	Southern Cone. We provide wireless and fixed-line services in Argentina, Paraguay, Uruguay and Chile. In Chile and Paraguay, we offer nationwide Pay TV services.

•	Andean Region. We provide wireless services, fixed-line telecommunications and Pay TV services in Peru and Ecuador. In Ecuador, we are the largest wireless operator in the region, based on the number of total wireless subscribers, and are making important inroads into fixed-line services. In Peru, we are the second largest operator in each of our three business lines, based on the number of total RGUs.

•	Central America. We provide fixed-line telecommunications, wireless and Pay TV services in Guatemala, El Salvador, Honduras and Nicaragua. We also provide wireless and Pay TV services in Panama and Costa Rica.

•	United States. Our subsidiary TracFone Wireless Inc. (“TracFone”) is engaged in the sale and distribution of no-contract wireless services and wireless phones throughout the United States and the U.S. Virgin Islands. It is one of the largest mobile virtual network operators in the United States and operates under the brands TracFone, Straight Talk, SafeLink Wireless, Net10 Wireless and Simple Mobile.

•	Caribbean. We provide fixed-line telecommunications, wireless, broadband and Pay TV services in the Dominican Republic and Puerto Rico. We are one of the largest telecommunications services providers in the Caribbean based on the number of RGUs in both countries.

•	Europe. Our subsidiary Telekom Austria AG (“Telekom Austria”) is a leading provider of wireless and fixed-line telecommunications services in Central and Eastern Europe. It is listed on the Vienna Stock Exchange.

Acquisitions, Other Investments and Divestitures

Geographic diversification has been a key to our financial success, as it has provided for greater stability in our cash flow and profitability, and has contributed to our strong credit ratings. In recent years, we have been evaluating the expansion of our operations to regions outside of Latin America. We believe that Europe and other areas beyond Latin America present opportunities for investment in the telecommunications sector that could benefit us and our shareholders over the long term. We continue to seek investment opportunities in telecommunications and related companies worldwide, including in markets where we are already present, and we often have several possible investments under consideration. We can give no assurance as to the extent, timing or cost of such investments. We may pursue opportunities in Latin America or in other areas in the world. Some of the assets that we acquire may require significant funding for capital expenditures.

Recognition of KPN Investment

We accounted for our investment in Koninklijke KPN, N.V. (“KPN”) using the equity method until June 2015, when we reclassified it as an available for sale marketable security, which resulted in a gain of approximately Ps.12.0 million in 2015. As a result of this reclassification, we reflect the fair value of our investment in KPN under “Current Assets” on our statement of financial position.

Telesites Spin-Off

In October 2015, following the approval of the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”) and confirmation by the Mexican Tax Administration Service (Servicio de Administración Tributaria) of its tax implications, we completed the spin-off process of Telesites, S.A.B. de C.V. (“Telesites”), which had been approved by an extraordinary meeting of shareholders held in April 2015. The National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) authorized the registration of the shares of Telesites in December 2015, and we concluded the listing process on December 21, 2015. As of the date of the spin-off, the assets and liabilities of Telesites no longer appear on our balance sheet, and we transferred to Telesites as part of the spin-off Ps.4.9 billion in property, plant and equipment and Ps.21.0 billion in debt, resulting in a net gain of Ps.16.2 billion recognized directly in equity.

OPERATING AND FINANCIAL REVIEW AS OF DECEMBER 31, 2015,

AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2015

The following is a summary and discussion of our unaudited preliminary consolidated financial information as of December 31, 2015 and unaudited preliminary consolidated results of operations for the year ended December 31, 2015. For comparative purposes, the tables include financial information as of and for the year ended December 31, 2014. The following tables and discussion should be read in conjunction with our audited annual consolidated financial statements as of and for the year ended December 31, 2014, which are included in our 2014 Form 20-F.

Our consolidated financial statements as of and for the year ended December 31, 2015 are not yet available, and the independent audit of those financial statements has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2015, presented below, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements for publication, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this report on Form 6-K, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2015, or on our internal control over financial reporting as of December 31, 2015. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing extensive additional disclosures.

References herein to “U.S.$” are to U.S. dollars. References herein to “Ps.” are to Mexican pesos. U.S. dollar amounts in the tables are presented solely for convenience, using the exchange rate of Ps.17.2065 to U.S.$1.00, which was the rate reported by Banco de México as of December 31, 2015, as published in the Mexican Official Gazette of the Federation (Diario Oficial de la Federación). You should not construe these translations, or any other currency translations included herein, as representations that the Mexican peso amounts actually represent the U.S. dollar or other foreign currency amounts or could be converted into U.S. dollars or such other foreign currency at the rate used or indicated. The peso has depreciated against the U.S. dollar since December 31, 2015, and the exchange rate as of March 4, 2016 was Ps.17.8971 to U.S.$.1.00.

Condensed Consolidated Financial Data of América Móvil

The following tables set forth our preliminary unaudited consolidated financial information for the year ended December 31, 2015 and as of December 31, 2015, as well as our audited consolidated financial information for the year ended December 31, 2014 and as of December 31, 2014.

	For the year ended December 31,
	2014	2015
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(audited)	(unaudited preliminary)
Income Statement Data
Operating revenues:
Wireless voice services	Ps. 255,606,335	Ps.243,576,248	U.S.$	14,156
Fixed voice services	114,687,475	104,754,844		6,088
Wireless data services	194,882,905	235,087,506		13,663
Fixed data services	97,533,378	104,853,471		6,094
Pay TV	68,378,623	65,259,697		3,793
Equipment, accessories and computer sales	95,632,868	115,557,754		6,716
Other services	21,540,236	25,127,107		1,460

Total operating revenues	848,261,820	894,216,627		51,970

Cost of sales and services	386,102,139	418,061,856		24,297
Commercial, administrative and general expenses	185,683,205	203,524,778		11,828
Other expenses	4,928,675	5,440,338		316
Depreciation and amortization	114,993,551	125,735,395		7,307

Total operating costs and expenses	691,707,570	752,762,367		43,748

Operating income	156,554,250	141,454,260		8,221
Interest income	7,052,271	4,774,894		278
Interest expense	(31,522,523)	(31,200,286)		(1,813)
Foreign currency exchange loss, net	(28,615,459)	(78,997,898)		(4,591)
Valuation of derivatives, interest cost from labor obligations and other financial items, net	(10,190,261)	21,536,159		1,252
Equity interest in net losses of associated companies	(6,073,009)	(1,426,696)		(83)

Profit before income tax	87,205,269	56,140,433		3,264
Income tax	39,707,549	19,179,651		1,115

Net profit for the period	Ps. 47,497,720	Ps. 36,960,782	U.S.$	2,149

Net profit for the period attributable to:
Equity holders of the parent	46,146,370	35,054,772		2,038
Non-controlling interests	1,351,350	1,906,010		111

	Ps. 47,497,720	Ps. 36,960,782	U.S.$	2,149

	At December 31,
	2014	2015
	(in thousands of Mexican pesos)		(in millions of U.S. dollars)
	(audited)	(unaudited preliminary)
Balance Sheet Data
Total current assets	Ps. 288,408,157	Ps. 351,331,654	U.S.$	20,419
Total non-current assets	989,948,512	945,155,159		54,930

Total assets	1,278,356,669	1,296,486,813		75,349

Total current liabilities	382,190,980	424,653,901		24,680
Long-term debt	545,949,470	564,508,516		32,808
Derivative financial instruments	—	3,314,146		193
Deferred taxes	14,190,442	11,589,865		674
Deferred revenues	1,330,757	1,052,940		61
Asset retirement obligation	13,451,407	11,569,897		672
Employee benefits	86,604,565	118,943,362		6,913

Total liabilities	1,043,717,621	1,135,632,627		66,001
Equity:
Capital stock	96,382,631	96,338,477		5,599
Retained earnings:
Prior year	146,188,038	137,276,667		7,978
Profit for the year	46,146,370	35,054,772		2,037

Total retained earnings	192,334,408	172,331,439		10,015

Other comprehensive loss items	(104,332,763)	(156,391,921)		(9,089)

Equity attributable to equity holders of the parent	184,384,276	112,277,995		6,525

Non-controlling interests	50,254,772	48,576,191		2,823

Total equity	234,639,048	160,854,186		9,348

Total liabilities and equity	Ps. 1,278,356,669	Ps. 1,296,486,813	U.S.$	75,349

Consolidated Results of Operations for the Years Ended December 31, 2014 and 2015

Our financial statements are presented in Mexican pesos, but our operations outside of Mexico account for a significant portion of our revenues. Currency variations between the Mexican peso and the currencies of our non-Mexican subsidiaries affect our results of operations as reported in Mexican pesos. In 2015, the Mexican peso was generally stronger against other of our operating currencies, such as the Brazilian real, Colombian peso and Argentine peso, than in 2014, which tended to reduce the reported amounts attributable to our non-Mexican operations.

In the following discussion regarding our operating revenues and operating costs and expenses, we include a discussion of the change in the different components of our revenues and costs and expenses between periods at constant exchange rates (i.e., using the same exchange rate to translate the local-currency results of our non-Mexican operations for both periods). We believe that this additional information helps investors better understand the performance of our non-Mexican operations and their contribution to our consolidated results.

As of December 31, 2015 and 2014, we owned 59.7% of the total equity of Telekom Austria. We began consolidating Telekom Austria from July 1, 2014. Prior to July 1, 2014, we accounted for Telekom Austria using the equity method. The consolidation of Telekom Austria affects the comparability of our results for 2015 to our results for 2014.

Operating Revenues

Total operating revenues for 2015 increased by 5.4%, or Ps.46.0 billion, over 2014. At constant exchange rates, total operating revenues for 2015 increased by 6.0% over 2014, or 1.8% excluding the effects of consolidating Telekom Austria. This increase principally reflects increases in revenues from our wireless data and fixed data operations, partially offset by a decrease in revenues from our wireless voice, fixed voice and Pay TV operations.

Wireless Voice—Wireless voice revenues for 2015 decreased by 4.7%, or Ps.12.0 billion, over 2014. At constant exchange rates, wireless voice revenues for 2015 decreased by 7.5% over 2014, or 10.3% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reductions in the price per minute for calls, decreases in international and long-distance traffic, the elimination in Mexico of interconnection rates and national roaming charges and the reduction of interconnection rates in other jurisdictions where we operate, including, principally, Colombia, Ecuador and Brazil.

Fixed Voice—Fixed voice revenues for 2015 decreased by 8.7%, or Ps.9.9 billion, over 2014. At constant exchange rates, fixed voice revenues for 2015 decreased by 5.4% from 2014, or 12.3% excluding the effects of consolidating Telekom Austria. This decrease principally reflects reduced traffic, principally in long-distance calls, in part explained by the growing use of wireless technology and the effects of regulatory changes in some of the countries where we operate, such as in Mexico and Colombia.

Wireless Data—Wireless data revenues for 2015 increased by 20.6%, or Ps.40.2 billion, over 2014. At constant exchange rates, wireless data revenues for 2015 increased by 17.8% over 2014, or 12.1% excluding the effects of consolidating Telekom Austria. This increase principally reflects increased use of services, such as media and content downloading, web browsing, content streaming and machine-to-machine services, driven in part by the increased use of social networking websites and content downloading on tablets and notebooks.

Fixed Data—Fixed data revenues for 2015 increased by 7.5%, or Ps.7.3 billion, over 2014. At constant exchange rates, fixed data revenues for 2015 increased by 13.0% over 2014, or 8.3% excluding the effects of consolidating Telekom Austria. This increase principally reflects growth in residential broadband services, driven by higher quality services with greater coverage, and the growth of corporate data services, such as cloud, dedicated lines, leasing and data center services.

Pay TV—Pay TV revenues for 2015 decreased by 4.6%, or Ps.3.1 billion, over 2014. At constant exchange rates, Pay TV revenues for 2014 increased by 8.7% over 2014, or 7.8% excluding the effects of consolidating Telekom Austria. This increase primarily reflects growth in fixed RGUs and increased revenues, driven by new plans and channel packages that integrate multiple services, particularly in Brazil, Colombia, Peru and Ecuador.

Equipment, Accessories and Computer Sales—Revenues from equipment, accessories and computer sales for 2015 increased by 20.8%, or Ps.19.9 billion, over 2014. At constant exchange rates, revenues from equipment, accessories and computer sales for 2015 increased by 20.2% over 2014, or 17.7% excluding the effects of consolidating Telekom Austria. This increase principally reflects an increase in sales of higher-end smart phones, feature phones and other data-enabled devices, as well as an increase in handset, tablet and electronics sales, driven by new commercial plans and promotions among postpaid and prepaid subscribers.

Other Services—Revenues from other services for 2015 increased by 16.7%, or Ps.3.6 billion, over 2014. At constant exchange rates, revenues from other services for 2015 increased by 17.0% over 2014, or 10.1% excluding the effects of consolidating Telekom Austria. This increase principally reflects an increase in revenues from advertising, online content, wireless security services, telephone directories and call center services.

Operating Costs and Expenses

Cost of sales and services—Cost of sales and services for 2015 increased by 8.3%, or Ps.32.0 billion, over 2014, representing 46.8% of operating revenues for 2015 compared to 45.5% of operating revenues for 2014. At constant exchange rates, cost of sales and services for 2015 increased by 6.8% over 2014, or 3.0% excluding the effects of consolidating Telekom Austria.

Cost of sales was Ps.145.8 billion for 2015, an increase of 12.4% from Ps.129.6 billion in 2014. Excluding the effects of consolidating Telekom Austria, cost of sales was Ps.137.3 billion for 2015 and Ps.125.1 billion for 2014. This increase primarily reflects the increase in sales of smartphones to subscribers in all countries in which we operate and an increase in the subsidies we provide in order to acquire and retain subscribers and to incentivize prepaid subscribers to switch to postpaid plans.

Cost of services was Ps.272.3 billion for 2015, an increase of 6.2% from Ps.256.5 billion in 2014. Excluding the effects of consolidating Telekom Austria, cost of services was Ps.251.7 billion for 2015 and Ps.246.9 billion for 2014. This increase primarily reflects an increase in costs related to our Pay TV business, increased costs to support our wireless data business, increased royalty payments and an increase in leasing, network maintenance and labor costs.

Commercial, administrative and general expenses—Commercial, administrative and general expenses for 2015 increased by 9.6%, or Ps.17.8 billion, over 2014. As a percentage of operating revenues, commercial, administrative and general expenses for 2015 and 2014 were 22.8% and 21.9%, respectively. At constant exchange rates, commercial, administrative and general expenses for 2015 increased by 11.6% over 2014, or 8.7% excluding the effects of consolidating Telekom Austria. This increase primarily reflects increased expenses related to higher customer-service costs, including increases in the number of customer service centers and employees, as we seek to provide better customer care and quality of service.

Telcel and Telmex, like other Mexican companies, are required by law to pay their employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10.0% of each entity’s taxable income. Our subsidiaries in Ecuador and Peru are also required to pay employee profit sharing at rates of 15.0% and 10.0%, respectively, of taxable income. We account for these amounts under commercial, administrative and general expenses.

Other expenses—Other expenses for 2015 increased by 10.4%, or Ps.0.5 billion, over 2014 principally as a result of the consolidation of Telekom Austria.

Depreciation and amortization—Depreciation and amortization for 2015 increased by 9.3%, or Ps.10.7 billion, over 2014. As a percentage of operating revenues, depreciation and amortization for 2015 increased slightly to 14.1% compared to 13.6% for 2014. This increase primarily reflects the consolidation of Telekom Austria. At constant exchange rates, depreciation and amortization for 2015 increased by 7.7%, excluding the effects of consolidating Telekom Austria. This increase primarily reflects capital expenditures made in recent years in connection with two new satellites placed into orbit in Brazil.

Operating Income

Operating income for 2015 decreased by 9.6%, or Ps.15.1 billion, from 2014. Operating margin (operating income as a percentage of operating revenues) for 2015 was 15.8% compared to 18.5% for 2014. Excluding the effects of consolidating Telekom Austria, operating income for 2015 decreased by 13.1% and operating margin decreased by 2.7%, due principally to higher subscriber acquisition costs, network maintenance and customer service, as well as the growth of lower-margin businesses, such as TracFone, and greater depreciation and amortization charges.

Non-Operating Items

Net Interest Expense—Net interest expense (interest expense less interest income) for 2015 increased by Ps.2.0 billion, or 8.0%, over 2014, or 3.4% excluding the effects of consolidating Telekom Austria, attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar, and an increase in our net debt.

Foreign Currency Exchange Loss, Net—We recorded a net foreign currency exchange loss of Ps.79.0 billion for 2015, compared to a net foreign currency exchange loss of Ps.28.6 billion for 2014. Excluding the effects of consolidating Telekom Austria, net foreign currency exchange losses more than doubled when compared to 2014, principally attributable to the appreciation of some of the currencies in which our indebtedness is denominated, particularly the U.S. dollar.

Valuation of Derivatives, Interest Cost from Labor Obligations and Other Financial Items, Net—The changes in valuation of derivatives, interest cost from labor obligations and other financial items, net, represented a gain of Ps.21.5 billion for 2015, compared to a loss of Ps.10.2 billion for 2014. This item reflects the gain recorded as a result of the change in the accounting of our investment in KPN from the equity method an available-for-sale marketable security as well as value gains on the derivative instruments we use to hedge against exchange rate risk in our indebtedness.

Equity interest in net losses of associated companies—Our share of the net losses of associated companies accounted for under the equity method was Ps.1.4 billion in 2015 and Ps.6.1 billion in 2014. Our results from equity-method investees for 2015 principally reflect our interest in KPN through June 2015 and our equity interest in Telekom Austria for the first six months of 2014.

Income Tax—Our income tax expenses for 2015 decreased by 51.7% over 2014. This was principally due to increases in our net foreign currency exchange losses as a result of the depreciation of the Mexican peso against the currencies in which a portion of our debt is denominated. Our effective corporate income tax rate as a percentage of profit before income tax was 34.2% for 2015, compared to 45.5% for 2014. This rate differed from the Mexican statutory rate of 30% principally because in Mexico, for tax purposes, we recognize a taxable gain attributable to the effects of inflation on our financial liabilities, which increased as a result of the depreciation of the Mexican peso.

Net Profit

We recorded a net profit of Ps.37.0 billion for 2015, a decrease of 22.2%, or Ps.10.5 billion, over 2014. Excluding the effects of consolidating Telekom Austria, net profit in 2015 decreased by 34.5% compared to 2014. This decrease reflects our foreign exchange losses, greater depreciation and amortization charges.

Segment Results of Operations for the Years Ended December 31, 2014 and 2015

The following table sets forth the exchange rates used to translate the results of our significant non-Mexican operations, as expressed in Mexican pesos per foreign currency unit, and the change from the rate used in the prior period indicated. The U.S. dollar is our functional currency in several of the countries or territories in which we operate in addition to the United States, including Ecuador and Puerto Rico.

	Mexican pesos per foreign currency unit (average for the period) for the years ended December 31,
	2014	2015	% Change
Brazilian real	5.6574	4.8068	(15.0)
Colombian peso	0.0067	0.0058	(13.4)
Argentine peso	1.6406	1.7152	4.5
U.S. dollar	13.2969	15.8504	19.2
Euro	17.6507	17.3886	(1.5)

The tables below set forth operating revenues and operating income for each of our segments for the periods indicated.

	For the Year ended December 31, 2014
	Operating revenues	Operating income (loss)
	(in millions of Mexican Pesos) (audited)
Mexico Wireless	Ps.195,710	Ps.73,462
Mexico Fixed	107,518	22,284
Brazil	204,647	12,669
Colombia	75,992	17,669
Southern Cone	56,532	6,593
Andean Region	47,802	12,132
Central America	27,023	(212)
United States	91,097	1,520
Caribbean	25,842	4,923
Europe	37,392	5,229
Eliminations	(21,293)	285

Total	Ps.848,262	Ps.156,554

	For the Year ended December 31, 2015
	Operating revenues	Operating income
	(in millions of Mexican Pesos) (unaudited)
Mexico Wireless	Ps.204,825	Ps.70,726
Mexico Fixed	101,078	15,947
Brazil	178,174	10,879
Colombia	66,137	13,362
Southern Cone	68,948	9,185
Andean Region	51,959	7,853
Central America	34,752	1,750
United States	110,654	1,294
Caribbean	29,658	3,891
Europe	73,160	6,247
Eliminations	(25,128)	320

Total	Ps.894,217	Ps.141,454

The following discussion addresses the financial performance of each of our operating segments by comparing results for the years ended December 31, 2015 and 2014. In the period-to-period comparisons for each segment, we include percentage changes in operating revenues, operating income and operating margin (operating income as a percentage of operating revenues). Comparisons in the following discussion are calculated using figures in Mexican pesos. We also include percentage changes in adjusted segment operating revenues, adjusted segment operating income and adjusted operating margin (adjusted operating income as a percentage of adjusted operating revenues). The adjustments eliminate (i) certain intersegment transactions, (ii) for our non-Mexican segments, the effects of exchange rate changes and (iii) for the Mexican Wireless segment only, revenues and costs of group corporate activities and other businesses that are allocated to the Mexico Wireless segment.

Mexico Wireless

The number of net prepaid wireless subscribers for 2015 increased by 1.6% over 2014, and the number of net postpaid wireless subscribers increased by 12.8%, resulting in an increase in the total net number of wireless subscribers in Mexico of 3.1%, or 2.2 million, to approximately 73.7 million as of December 31, 2015.

Segment operating revenues for 2015 increased by 4.7% over 2014. Adjusted revenues for 2015 increased by 2.4% over 2014. This increase was primarily due to an increase in value-added services revenues. Wireless voice revenues for 2015 decreased by 17.4% over 2014, reflecting primarily the elimination of domestic roaming charges and the elimination of termination charges. Wireless data revenues increased by 7.9% in 2015, primarily due to the increased use of value-added services by our wireless subscribers, including activity from messaging, content downloading, mobile applications and social media, and an increase in revenues from service plans offering higher data capacity.

Segment operating income for 2015 decreased by 3.7% over 2014. Adjusted operating income for 2015 decreased by 7.3% over 2014. Segment operating margin was 34.5% in 2015 and 37.5% in 2014. Adjusted operating margin for this segment was 39.5% in 2015 and 43.7% in 2014. The decrease in operating margin in 2015 was due primarily to certain negative effects from the changes in Mexican regulation and to costs related to network maintenance and expansion, as well as network capacity to absorb higher bandwidth usage and customer service.

Mexico Fixed

The number of fixed RGUs in Mexico for 2015 decreased by 1.2% over 2014, and the number of broadband RGUs in Mexico decreased by 4.0%, resulting in a decrease in total fixed RGUs in Mexico of 2.3% to approximately 21.7 million as of December 31, 2015 over 2014. The decrease in broadband RGUs was driven primarily by a change in recognition of fixed RGUs, which now excludes those fixed RGUs that maintain a 60-day or more delinquent account.

Segment operating revenues for 2015 decreased by 6.0% over 2014. Adjusted revenues for 2015 decreased by 4.9% over 2014. This decrease was primarily due the elimination of charges for domestic long-distance calls in January 2015. Fixed voice revenues for 2015 decreased by 18.8% over 2014, reflecting reductions in the overall number of fixed-lines, national and international long-distance rates and usage. Fixed data revenues for 2015 increased by 5.4% over 2014, reflecting an increase in revenues from broadband and corporate network services.

Segment operating income for 2015 decreased by 28.4% over 2014. Adjusted segment operating income for 2015 decreased by 29.6% over 2014. Segment operating margin was 15.8% in 2015 and 20.7% in 2014. Adjusted operating margin for this segment was 14.1% in 2015 and 19.1% in 2014. The decrease in the segment operating margin for 2015 was primarily due to increases in costs associated with customer service and service quality improvements as well as network maintenance.

Brazil

The number of net prepaid wireless subscribers for 2015 decreased by 11.0% over 2014, and the number of net postpaid wireless subscribers increased by 6.4%, resulting in a decrease in the total net number of wireless subscribers in Brazil of 7.2%, or 5.1 million over 2014, to approximately 66.0 million as of December 31, 2015. In 2015, the number of fixed voice RGUs increased by 3.2%, the number of broadband RGUs increased by 7.7% and the number of Pay TV RGUs decreased by 2.7%, resulting in an increase in total fixed RGUs in Brazil of 1.5% to approximately 36.6 million as of December 31, 2015 over 2014.

Segment operating revenues for 2015 decreased by 12.9% over 2014. Adjusted segment operating revenues for 2015 increased by 1.8% over 2014. This increase was primarily due to higher wireless and fixed data as well as Pay TV revenues. Wireless data revenues for 2015 increased by 23.2% and fixed data revenues for 2015 increased by 9.6%, principally due to higher customer usages of media and content-downloading data and of value-added services, such as SMS messaging and web browsing, as well as, in the case of fixed data, an increase in the fixed RGU base. Pay TV revenues for 2015 increased by 7.3% as a result of an increase in the purchase of additional services, such as video-on-demand and bundled packages. Wireless and fixed voice revenues decreased by 18.4% and 7.4%, respectively, in 2015 over 2014. The principal factors underlying the decrease in revenues were the reduction of interconnection rates and reduced long-distance and fixed-to-mobile charges. The decrease in fixed voice revenues is primarily attributable to decreases in revenues from local services and the reduction of interconnection rates and domestic long-distance calls.

Segment operating income for 2015 decreased by 14.1% over 2014. Adjusted segment operating income for 2015 increased by 2.5% over 2014. Segment operating margin was 6.1% in 2015 and 6.2% in 2014. Adjusted segment operating margin was 4.9% in 2015 and 4.9% in 2014. The decrease in segment operating margin for 2015 was primarily due to higher subscriber acquisitions, customer service and call centers costs, as well as higher advertising, rent and marketing costs associated with the integration of our various Brazilian brands.

Colombia

Segment operating revenues for 2015 decreased by 13.0% over 2014. Adjusted operating revenues for 2015 decreased by 0.5% over 2014. This decrease was primarily due to lower wireless interconnection rates, airtime use by wireless prepaid subscribers and, in the case of postpaid wireless subscribers, a decrease in subscription plan fees. Fixed and wireless data revenues increased by 10.8% and 20.6%, respectively, in 2015, primarily due to an increase in sales of bundled packages of wireless services, higher demand for data plans and an increase in subscribers for internet services. Fixed voice revenues increased by 9.8% and wireless voice revenues decreased by 21.8% in 2015. Pay TV revenues for 2015 increased by 16.5% as a result of an increase in the number of subscribers.

Segment operating income for 2015 decreased by 24.4% over 2014. Adjusted segment operating income for 2015 decreased by 10.1% over 2014. Segment operating margin was 20.2% in 2015 and 23.3% in 2014. Adjusted segment operating margin was 23.8% in 2015 and 26.3% in 2014. The decrease in segment operating margin for 2015 was primarily due to higher advertising, lease, maintenance and customer service costs, customer acquisition costs and costs related to TV content.

Southern Cone—Argentina, Chile, Paraguay and Uruguay

Segment operating revenues for 2015 increased by 22.0% over 2014, reflecting an increase of 28.1% in Argentina, Paraguay and Uruguay and an increase of 6.3% in Chile. Adjusted segment operating revenues for 2015 increased by 21.5% over 2014, reflecting an increase of 22.5% in Argentina, Paraguay and Uruguay and an increase of 2.3% in Chile. The increase in operating revenues was driven primarily in Chile and Argentina from higher data usage, such as data purchased in bundled service packages. For this segment, we analyze results in Argentina, Paraguay and Uruguay in terms of the Argentine peso, because Argentina accounts for the major portion of the operations in these three countries.

Segment operating income for 2015 increased by 39.3% over 2014, reflecting an increase in operating income of 31.8% in Argentina, Paraguay and Uruguay and an increase in operating loss of 17.6% in Chile. Adjusted segment operating income for 2015 increased by 38.2% over 2014, reflecting an increase in adjusted operating income of 26.2% in Argentina, Paraguay and Uruguay and an increase in adjusted operating loss by 13.2% in Chile.

Segment operating margin was 13.3% in 2015 and 11.7% in 2014. This increase reflects an operating margin of 28.2% in Argentina, Paraguay and Uruguay, which was partially offset by a negative operating margin of 21.4% in Chile. Adjusted segment operating margin was 15.0% in 2015, compared to 13.2% in 2014, and reflects an adjusted operating margin of 28.1% in Argentina, Paraguay and Uruguay, partially offset by a negative operating margin of 21.4% in Chile. Results of operations in this segment during 2015 are partially explained by cost efficiencies related to maintenance, commercial leases for customer services centers, stores and tower spaces and customer service centers.

Andean Region—Ecuador and Peru

Segment operating revenues for 2015 increased by 8.7% over 2014, reflecting operating revenue increases of 10.6% in Ecuador and 6.7% in Peru. Adjusted segment operating revenues for 2015 increased by 8.6%, reflecting a decrease of 7.1% in Ecuador and 0.5% in Peru. This increase in operating revenues reflected, in both Ecuador and Peru, higher wireless data and postpaid voice plan usage, as well as higher revenues from fixed data and corporate data services, slightly offset by a decrease in revenues from our wireless and fixed voice operations.

Segment operating income for 2015 decreased by 35.3% over 2014, reflecting a decrease in operating income of 24.1% in Ecuador and a decrease of 35.2% in Peru. Adjusted segment operating income for 2015 decreased by 28.8%, reflecting a decrease of 35.4% in Ecuador and a decrease of 38.9% in Peru. Segment operating margin was 15.1% in 2015, reflecting operating margins of 23.3% in Ecuador and 14.4% in Peru, and was 25.4% in 2014. Adjusted segment operating margin was 18.8% in 2015, reflecting adjusted operating margins of 23.6% in Ecuador and 14.4% in Peru, and was 28.7% in 2014. Results of operations in all countries in this segment in 2015 were impacted by increases in customer service, marketing, sales costs, and subsidies in Ecuador and higher postpaid subscriber acquisition costs driven by a more aggressively competitive environment in Peru.

Central America—Guatemala, El Salvador, Honduras, Nicaragua, Panama and Costa Rica

Segment operating revenues for 2015 increased by 28.6% over 2014. Adjusted segment operating revenues for 2015 increased by 7.6% over 2014. This increase was driven primarily by increased revenues from wireless and fixed voice services and Pay TV in each country other than El Salvador, and increased revenues from wireless and fixed data services in each country, other than Nicaragua and El Salvador, partially offset by declining fixed voice usage and prices per minute for calls in El Salvador and Guatemala. For this purpose, we analyze adjusted segment results in U.S. dollars because it is the functional currency in our operations in El Salvador and Panama and the currencies in Costa Rica, Guatemala, Honduras and Nicaragua are relatively stable against the U.S. dollar.

Segment operating income and adjusted segment operating income increased by approximately 924.6% in 2015 over 2014. Segment operating margin for 2015 was 5.0%, compared to a negative operating margin for 2014 of 0.8%. Adjusted segment operating margin for 2015 as 5.4%, compared to a negative operating margin for 2014 of 0.6%. Results of operations in all countries in the segment in 2015 were impacted by the increase in operating income, lower maintenance, customer service and acquisition costs associated with increasing our network capacity, quality and coverage in each country.

United States

Segment operating revenues for 2015 increased by 21.5% over 2014. Adjusted segment operating revenues for 2015 increased by 1.9% over 2014. This increase reflected higher wireless voice and data usage and revenues driven by the success of existing plans, principally those offered by Straight Talk, which often include unlimited data plans. Wireless data services increased by 2.5% during 2015 and currently represent 39.7% of segment revenues. In 2015, the number of wireless subscribers, all of which are prepaid subscribers, decreased by 1.3% to approximately 25.7 million as of December 31, 2015 over 2014.

Segment operating income for 2015 decreased by 14.9% over 2014. Adjusted segment operating income for 2015 decreased by 10.8% over 2014. Segment operating margin was 1.2% in 2015 and 1.7% in 2014. Adjusted segment operating margin was 7.8% in 2015 and 8.9% in 2014. This decrease in segment operating margin for 2015 was primarily due to increased payments to third-party network operators for minutes and megabytes, as well as higher voice and data usages from unlimited plans.

Caribbean—Dominican Republic and Puerto Rico

Segment operating revenues for 2015 increased by 14.8% over 2014. Adjusted segment operating revenues for 2015 decreased by 3.7% over 2014. This decrease was primarily due to lower revenues from wireless and fixed-voice services in Puerto Rico, which was partially offset by an increase in wireless data revenues in the Dominican Republic. We analyze segment results in U.S. dollars because it is the functional currency in our operations in Puerto Rico, and the currency in the Dominican Republic is relatively stable against the U.S. dollar.

Segment operating income for 2015 decreased by 21.0% over 2014. Adjusted segment operating income for 2015 decreased by 36.5% over 2014. Segment operating margin was 13.1% in 2015 and 19.1% in 2014. Adjusted segment operating margin was 12.6% in 2015 and 19.0% in 2014. The decrease in segment operating income and operating margin for 2015 reflected an increase in costs associated with accrued liabilities, principally our pension obligations in Puerto Rico, as well as costs associated with human resources, network maintenance and subscriber acquisitions.

Europe

Segment operating revenues for 2015 was Ps.6,247 million. Segment operating margin and adjusted segment operating margin for 2015 were 8.5% and 13.8%, respectively. We began consolidating Telekom Austria in July 2014.

Liquidity and Capital Resources

Management defines net debt as total debt minus cash and cash equivalents, minus marketable securities and other short term investments. As of December 31, 2015, we had net debt of Ps.581.7 billion, compared to Ps.537.3 billion as of December 31, 2014 (when we did not have any marketable securities and other short-term investments).

Our total indebtedness as of December 31, 2015, was Ps.683.2 billion, of which Ps.118.7 billion was short-term debt (including the current portion of long-term debt). Without taking into account the effects of derivative financial instruments that we use to manage our interest rate and currency risk, approximately 87.4% of our indebtedness as of December 31, 2015 was denominated in currencies other than Mexican pesos (approximately 43.1% of such non-Mexican peso debt is in U.S. dollars, and 56.9% is in other currencies). Approximately 6.5 % of our total indebtedness at that date bore interest at floating rates.

The maturities of our long-term debt as of December 31, 2015 were as follows:

Years	Amount
(in thousands of Mexican pesos)
2017	47,943,032
2018	29,253,101
2019	50,083,855
2020	47,033,699
2021 and thereafter	390,194,829

Total	Ps.564,508,516

We regularly assess our interest rate and foreign exchange exposures, and we often manage those exposures by using derivative financial instruments. As of December 31, 2015, the net fair value of our derivatives and other financial items was a net asset of Ps.30.1 billion.

During 2015, we used approximately Ps.151.6 billion to fund capital expenditures, including for new 4G and LTE technology, network deployment and network capacity, and Ps.37.4 billion to pay dividends. We have also continued to repurchase shares of our capital stock under our share repurchase program during 2015, we repurchased approximately 2,147 million Series L shares and 2.6 million Series A shares for an aggregate purchase price of Ps.34.4 billion.

RECENT DEVELOPMENTS

The information presented below concerns recent developments since the filing of our 2014 Form 20-F on May 1, 2015 through the date of this report on Form 6-K.

IFT Proceedings Against Telmex

In August 2015, our subsidiary Telmex was notified of several administrative proceedings initiated by the IFT, in order to determine potential violations to: (i) Telmex’s concession, with respect to an alleged direct or indirect exploitation of a public television services concession in the country; and (ii) certain provisions of the Mexican Constitution and the Federal Telecommunications and Broadcasting Law (Ley Federal de Telecomunicaciones y Radiocomunicación), regarding the cost-free rule of retransmission of television broadcast signals (commonly known as “must offer”) through other operators.

The administrative proceedings initiated by the IFT are related to Telmex’s commercial agreements with Dish México, S. de R.L. de C.V., consisting of billing and collection services, distribution and equipment leases, as well as the internet service known as “Uno TV.”

Telesites Spin-Off

In October 2015, following the approval of the IFT and confirmation by the Mexican Tax Administration Service (Servicio de Administración Tributaria) of its tax implications, we completed the spin-off process of Telesites, which had been approved by an extraordinary meeting of shareholders held in April 2015. The National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) authorized the registration of the shares of Telesites in December 2015, and we concluded the listing process on December 21, 2015. As of the date of the spin-off, the assets and liabilities of Telesites no longer appear on our balance sheet.

Denial of Telmex’s Appeal for Relief against Fine for Monopolistic Practices Investigation

In November 2015, our subsidiary Telmex was notified of a final resolution by the Mexican Supreme Court of Justice, pursuant to which the court denied Telemex’s appeal for relief (juicio de amparo) against a decision by the Mexican Federal Antitrust Commission (Comisión Federal de Competencia). The decision imposed a fine against Telmex for alleged monopolistic practices in the dedicated-link leasing market, including the local and domestic long-distance markets. Telmex paid the fine, which amounted to Ps.698.5 million, in December 2015.

Telcel is Awarded Spectrum in AWS Auction

In February 2016, our subsidiary Telcel was awarded 20 MHz nationwide in the AWS-1 band and 40 MHz nationwide in the AWS-3 band at the spectrum auction recently carried out by the IFT. The concessions governing the spectrum awards will expire on October 1, 2030, and Telcel will pay Ps.2.1 billion plus fees for the rights of use during their term. The concessions will be granted upon compliance of certain requirements provided under the auction rules issued by the IFT.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratios of earnings to fixed charges for the years ended December 31, 2014 and 2015. Earnings, for this purpose, consist of profit before income tax, plus interest expense, interest implicit in operating leases and current period amortization of interest capitalized in prior periods, minus equity interest in net income (losses) of affiliates, during the periods. Fixed charges, for this purpose, consist of interest expense plus interest implicit in operating leases plus interest capitalized during the periods. The ratio for the year ended December 31, 2015 is based on unaudited preliminary results and, accordingly, is subject to change.

For the Year ended December 31,
2014	2015
3.5	2.5

EXCHANGE RATES

U.S. Dollar/Mexican Peso

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rates in New York City for cable transfers payable in Mexican pesos published by the Board of Governors of the Federal Reserve System expressed in Mexican pesos per U.S. dollar. The rates in this table are provided for your reference only.

Period	High	Low	Average(1)	Period End
2011	14.2542	11.5050	12.4270	13.9510
2012	14.3650	12.6250	13.1404	12.9635
2013	13.4330	11.9760	12.8574	13.0980
2014	14.7940	12.8455	13.3700	14.7500
2015	17.1040	14.5640	15.5737	17.0895
September	17.1040	16.5615	16.8387	16.8980
October	16.8915	16.3820	16.5697	16.5300
November	16.8540	16.3730	16.6306	16.5885
December	17.3580	16.5305	17.0696	17.1950
2016
January	18.5945	17.3595	18.0648	18.2110
February (through February 26)	19.1925	18.019	18.4524	18.1850

(1)	Average of month-end rates.

The noon buying rate published by the Board of Governors of the Federal Reserve System on February 26, 2016 (the latest practicable date prior to the date hereof), was Ps.18.1850 to U.S.$1.00.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2016

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer